Exhibit 99.1

SANDSTORM GOLD ANNOUNCES 2017 SECOND QUARTER RESULTS

Vancouver, British Columbia — August 3, 2017 Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (NYSE MKT: SAND, TSX: SSL) has released its results for the second quarter ended June 30, 2017 (all figures in U.S. dollars).

— Second Quarter Highlights

•	Attributable gold equivalent ounces sold[1] of 12,750 ounces (Q2 2016 – 12,517 ounces);
•	Revenue of $16.1 million (Q2 2016 - $15.7 million);
•	Average cash cost per attributable gold equivalent ounce of $290 resulting in cash operating margins[1] of $970 per ounce (Q2 2016 - $261 per ounce and $994 per ounce respectively);
•	Operating cash flow of $11.1 million (Q2 2016 – $8.9 million); and
•	Net loss of $1.9 million (Q2 2016 – net income of $5.2 million).

— Subsequent Event

On July 3, 2017, Sandstorm completed its previously announced arrangement to acquire all the issued and ordinary share capital of Mariana Resources Ltd (“Mariana”) that Sandstorm did not already own. Under the terms of the arrangement and as consideration for the acquisition, the Company issued 32,685,228 common shares and paid an additional $47.3 million in cash. The transaction and the addition of the 30% Hot Maden interest to the Company’s portfolio of royalties provides for:

•	100% increase in production for only 19% dilution;
•	adds an anchor asset that is high-grade and low-cost with significant exploration upside;
•	utilizes a strong local partner with experience in exploring, developing, permitting and operating projects in Turkey; and
•	also includes exploration properties in Côte d’Ivoire, Turkey, and Argentina. Sandstorm has begun the process to sell the exploration properties and will retain net smelter return royalties as well as equity in the spin-out.

Sandstorm’s President & CEO, Nolan Watson commented, “The focus of the second quarter was closing the acquisition of Mariana Resources and adding the Hot Maden anchor asset to the Company’s royalty portfolio. Meanwhile, our producing streams and royalties continued to generate strong free cash flow and as a result we have a healthy balance sheet that we can utilize to continue pursuing acquisitions and to buy back shares.”

— Outlook

Based on the Company’s existing gold streams and royalties, attributable gold equivalent production for 2017 is forecast to be between 50,000 and 55,000 ounces. The Company is forecasting attributable gold equivalent production of approximately 130,000 ounces per annum in 2022.

— Financial Results

When compared to the second quarter of 2016 there was a slight increase in attributable gold equivalent production and revenue primarily due to increases from the Company’s silver and copper stream on the Chapada mine in Brazil as well as additional gold equivalent ounces sold from the Emigrant, Bachelor Lake and Black Fox mines. As a result, cash flow from operations was higher when compared to Q2 2016.

Net income was lower when compared to the same period in 2016 due to a number of factors including a $4.5 million non-cash impairment charge relating to the Coringa royalty, a $0.9 million non-cash loss relating to the revaluation of the Company’s investments and a $0.5 million non-cash increase in depletion expense driven by an increase in the number of attributable gold equivalent ounces sold. The decrease in net income was partially offset by a foreign exchange gain as well as a decrease in finance expense related to the Company’s revolving line of credit.

— Streams & Royalties: Q2 Updates

Of the gold equivalent ounces delivered to Sandstorm, approximately 37% were attributable to mines located in Canada, 25% from the rest of North America and 38% from South America and other countries.

	Three months ended June 30, 2017
	Revenue (in millions)	Gold Equivalent Ounces
Canada	$6.0	4,758
North America excl. Canada	$4.0	3,127
South America & Other	$6.1	4,865
Total	$16.1	12,750

Canada

Streams and royalties on Canadian mines contributed 6% fewer gold equivalent ounces to Sandstorm when compared to the second quarter of 2016. The change is primarily attributable to a decrease in gold equivalent ounces sold from the Diavik mine in the Northwest Territories, offset by increases from the Bachelor mine in Quebec and the Black Fox mine in Ontario.

North America excl. Canada

When compared to Q2 2016, gold equivalent ounces coming from North America, excluding Canada, decreased by 26%. The change was driven by a decrease in gold equivalent ounces sold attributable to the Santa Elena mine in Mexico and the San Andres mine in Honduras, offset by an increase in ounces sold from the Emigrant mine in Nevada, USA.

South America & Other

Operations in South America and other countries contributed an additional 1,605 gold equivalent ounces sold when compared to Q2 2016, representing a 49% increase. The Yamana silver stream and Chapada copper stream contributed approximately 1,340 of those ounces.

Aurizona

Trek Mining Inc. (“Trek”) announced the results of a Feasibility Study at the Aurizona gold mine in Brazil. The study is based on a new mine plan and updated Mineral Reserve estimate and outlines the design of an open-pit gold mine producing approximately 136,000 ounces of gold per year on average, with an initial 6.5-year mine life and significant exploration upside, as demonstrated by recent drill results. Initial capital to fund construction and commissioning is estimated at approximately $130.8 million due to Trek’s ability to leverage significant existing infrastructure in place at the brownfields mine site. All-in-sustaining costs are estimated at $754 per ounce over the life of the project and the after-tax internal rate of return and net present value is estimated to be 34% and $197.1 million, respectively, using a base case gold price of $1,250 per ounce and a discount rate of 5%. Operations are expected to restart by the end of 2018.

The most significant opportunity to add value at Aurizona is through exploration success. Near-mine exploration targets have the potential to extend the Piaba deposit up to five kilometres along strike to the southwest. Early results from the planned 30,000-metre 2017 drilling program have successfully demonstrated that significant gold mineralization persists below the shallow, westernmost reserve pit and that the Piaba gold deposit extends along strike at least 350 metres to the west. Trek will continue to test mineralization along strike and also at depth, with the objective of increasing the reserve and resource base and extending the mine life.

MINERAL RESERVE ESTIMATE – EFFECTIVE DATE MAY 29, 2017
	Proven			Probable			Total
Ore Type	Tonnage (kt)	Gold Grade (g/t)	Contained Gold (oz)	Tonnage (kt)	Gold Grade (g/t)	Contained Gold (oz)	Tonnage (kt)	Gold Grade (g/t)	Contained Gold (oz)
Laterite	122	1.94	8,000	539	0.98	17,000	661	1.16	25,000
Saprolite	1,684	1.52	82,000	1,310	1.38	58,000	2,994	1.46	140,000
Transition	2,553	1.34	110,000	1,363	1.18	52,000	3,916	1.29	162,000
Fresh Rock	4,079	1.46	192,000	8,186	1.72	452,000	12,265	1.63	644,000
Total	8,438	1.44	392,000	11,398	1.58	579,000	19,836	1.52	971,000

Note: This Mineral Reserve estimate has an effective date of May 29, 2017 and is based on the Mineral Resource estimate dated January 5, 2017 by SRK. The Mineral Reserve calculation was completed under the supervision of Gordon Zurowski, PEng of AGP, who is a Qualified Person as defined under NI 43-101. Mineral Reserves are stated within the final design pit based on a $1,056 per ounce gold price pit shell with a $1,200 per ounce gold price for revenue. The cut-off grade was 0.60 g/t Au for the Piaba pit area and 0.41 g/t Au for the Boa Esperança area. The mining cost averaged $2.32/tonne mined, processing averaged $11.30/tonne milled and G&A was $2.84/tonne milled. The process recovery averaged 90.3%. The exchange rate assumption applied was R$3.30 equal to $1.00. The FS scope only considers the Piaba and Boa Esperança open pit mineralized zones. The Mineral Reserve estimates contained herein may be subject to legal, political, environmental or other risks that could materially affect the potential development of such Mineral Reserves. Mineral resources that are not included within the Mineral Reserves do not have demonstrated economic viability.

For more information refer to www.trekmining.com and see the press release dated July 31, 2017.

— Webcast and Conference Call Details

A conference call will be held on Friday, August 4, 2017 starting at 8:30am PDT to further discuss the first quarter results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

Local/International: (+1) 416 764 8609
North American Toll-Free: (+1) 888 390 0605
Conference ID: 45733622
Webcast URL: http://ow.ly/d5Bt30e50JG

The Sandstorm Management Discussion and Analysis (MD&A) and Financial Statements for the three months ended June 30, 2017 will be accessible on the Company’s website and on SEDAR at www.sedar.com. The Company has also completed a Form 6-K filing with the SEC that will be accessible on EDGAR at www.sec.gov/edgar.shtml. Shareholders can request a hard copy of the MD&A and Financial Statements by emailing info@sandstormltd.com.

QUALIFIED PERSON

Keith Laskowski (MSc), Sandstorm’s Vice President, Technical Services is a Qualified Professional (#01221QP) of the Mining and Metallurgical Society of America and a Qualified Person as defined by Canadian National Instrument 43-101. Mr. Laskowski has not independently verified the resource estimates contained in this disclosure. He has reviewed and approved the technical information in this press release.

Note 1
Sandstorm has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including average cash cost per ounce of gold and cash operating margin. Average cash cost per ounce of gold is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Cash operating margin is calculated by subtracting the average cash cost per ounce of gold from the average realized selling price per ounce of gold. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. The Company’s royalty income is converted to an attributable gold equivalent ounce basis by dividing the royalty income for that period by the average realized gold price per ounce from the Company’s gold streams for the same respective period. These attributable gold equivalent ounces when combined with the gold ounces sold from the Company’s gold streams equal total attributable gold equivalent ounces sold. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming and royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 160 streams and royalties, of which 20 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams and royalties.

For more information visit: www.sandstormgold.com

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Sandstorm has been prepared in accordance with requirements and standards under securities laws, which differ from the requirements of US securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by securities laws other than the requirements of US securities laws, they are not recognized by the SEC. Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Sandstorm; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit of production measures. As such, certain information contained in this document or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Ltd. (“Sandstorm”). Forward-looking statements include, but are not limited to, statements with respect to planned exploration, guidance on estimated production, cash flow and information and expectations about the acquisition of Mariana, the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, the ability to successfully integrate operations and realize the anticipated benefits, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: delays or failure to complete the transactions described herein, failure to obtain shareholder or regulatory approvals, the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2016 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

CONTACT INFORMATION

Erfan Kazemi	Denver Harris
Chief Financial Officer	Investor Relations

604 689 0234	604 628 1178